Exhibit 99.5

CIBT EDUCATION GROUP INC.

Annual Information Form

For the year ended August 31, 2012

777 West Broadway, Suite 1200
Vancouver, British Columbia, V5Z 4J7
Tel: 604 871 9909
Fax: 604 871 9919
Website: www.cibt.net

Dated: December 3, 2012

TABLE OF CONTENTS

GLOSSARY	I
PRELIMINARY NOTES	1
CORPORATE STRUCTURE	3
NAME, ADDRESS AND INCORPORATION	3
INTERCORPORATE RELATIONSHIPS	3
GENERAL DEVELOPMENT OF THE BUSINESS	4
THREE YEAR HISTORY	4
DESCRIPTION OF BUSINESS	5
GENERAL	5
SERVICES	6
SPECIALIZED SKILL AND KNOWLEDGE	11
COMPETITIVE CONDITIONS	11
INTANGIBLE ASSETS	12
CYCLES	13
EMPLOYEES	13
FOREIGN OPERATIONS	14
BANKRUPTCY AND SIMILAR PROCEDURES	14
RISK FACTORS	14
DIVIDENDS	24
DESCRIPTION OF CAPITAL STRUCTURE	24
COMMON SHARES	24
MARKET FOR SECURITIES	24
MARKET	24
TRADING PRICE AND VOLUME	24
ESCROWED SECURITIES	25
DIRECTORS AND OFFICERS	25
NAME, OCCUPATION AND SECURITY HOLDING	25
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	26
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	27
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	27
TRANSFER AGENTS AND REGISTRARS	27
MATERIAL CONTRACTS	27
INTERESTS OF EXPERTS	28
ADDITIONAL INFORMATION	28
AUDIT COMMITTEE	28
GENERAL	30
APPENDIX A

GLOSSARY

“AHL-EI” means the American Hotel & Lodging Educational Institute.

“AIF” means an annual information form that is prepared in connection with Part 6 of National Instrument 51-102 Continuous Disclosure Obligations.

“Audit Committee” means the Company’s audit committee.

“Board” means the Company’s board of directors.

“CIBT” means the Company’s subsidiary, CIBT School of Business & Technology Corp.

“CIBT GLN Centers” means the mini-campus Global Learning Network centers through which CIBT provides some of its programs and services.

“CIBT Center Facility Providers” means the organizations providing the facilities that house the CIBT GLN Centers.

“Company” means CIBT Education Group Inc.

“ESL” means English as a second language.

“GLN” means Global Learning Network, an internally developed video conference platform for delivering education around the world.

“IRIX” means the Company’s subsidiary, IRIX Design Group Inc.

“KGIC” means colleges operated by the Company’s subsidiaries, KGIC Business College (2010) Corp. and KGIC Language College (2010) Corp.

“MOE” means the Ministry of Education, a central state government authority in charge of foreign cooperation in the PRC.

“MTCU” means the Ontario Minister of Training, Colleges, and Universities.

“NI 52-110” means National Instrument 52-110 Audit Committees.

“PCTIA” means the Private Career Training Institutions Agency.

“PRC” means the People’s Republic of China.

“SAFE” means the Chinese State Administration of Foreign Exchange.

“RMB” means the renminbi, the national currency of the PRC.

“SSDC” means the Company’s subsidiary, Sprott-Shaw Degree College Corp.

“SSDC Centers” means the mini-campus centres through which SSDC provides some of its programs and services.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“TESOL” means Teachers of English to Speakers of Other Languages, Inc.

I

PRELIMINARY NOTES

Purpose

This AIF is prepared in compliance with Part 6 of National Instrument 51-102 Continuous Disclosure Obligations, which requires a reporting issuer (that is not a venture issuer) to file an AIF on or before the 90th day after the end of the issuer’s most recently completed financial year, in the form prescribed as Form 51-102F2.

Date of Information

Unless otherwise stated, the information herein is presented as at August 31, 2012, being the date of the Company’s most recently completed financial year.

Information Incorporated by Reference

“Information may be incorporated by reference into an AIF provided the same is concurrently or previously filed under the Company’s profile on the SEDAR website at www.sedar.com. This AIF should be read in conjunction with the Company’s consolidated financial statements, and management’s discussion and analysis for the fiscal year ended August 31, 2012 and its quarterly interim financial statements for the period ending May 31, 2012, February 29, 2012 and November 30, 2011; the Company’s information circular and proxy material pertaining to its annual general meeting to be held on December 14, 2012; and all of the Company’s news releases and material change reports filed during the fiscal year ended August 31, 2012; all of which are available on the Company’s website at www.cibt.net and under the Company’s profile on SEDAR. The Company’s information circular and proxy material pertaining to its annual general meeting to be held on December 14, 2012; and all of the Company’s news releases and material change reports filed during the fiscal year ended August 31, 2012 are incorporated herein by reference.”

Currency

Unless otherwise specified, in this AIF all references to “dollars” or to “$” are to Canadian dollars.

Special Note Regarding Forward-Looking Statements

Statements contained in this AIF that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, financial projections, information or expectations about the Company’s business plans, results of operations, products or markets, or otherwise makes statements about future events. Such forward-looking statements can be identified by the use of words such as “intends”, “anticipates”, “believes”, “estimates”, “projects”, “forecasts”, “expects”, “plans” and “proposes”. Although the Company believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the cautionary statements under “Description of Business”.

These cautionary statements identify important factors that could cause actual results to differ materially from those described in the forward-looking statements. When considering forward-looking statements in this AIF, you should keep in mind the cautionary statements under “Description of Business” and other sections of this AIF. Factors that could cause actual results to differ materially from the forward-looking statements include:

  history of losses from operations;

  need for additional capital to expand operations;

  dependence on key personnel, the Company’s facility providers and educational service providers in China and the U.S.;

  risks involving the Chinese legal system, tax system, and foreign currency limitation;

  ability to compete effectively with competitors that have greater financial, marketing and other resources;

  ability to manage planned growth and integrate new business opportunities into existing operations;

  risks related to government regulations and approvals of the Chinese educational system; and

  risk of a decline in the Chinese educational market due to economic and political factors which are out of the Company’s control.

Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this AIF speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on November 17, 1986 pursuant to the Company Act (British Columbia) under the name Moneywise Resources Inc. The Company changed its name to Stealth Ventures Inc. on October 1, 1992 and to Annova International Holdings Corp on May 10, 1994. The Company changed its name to Annova Business Group Inc. and consolidated its share capital on a 1:4 basis on April 27, 1995. On November 27, 1998, the Company changed its name to Capital Alliance Group Inc. and consolidated its share capital on a 1:2 basis. On November 14, 2007, the Company changed its name to CIBT Education Group Inc. and on February 23, 2010, the Company increased its authorized share capital from 100,000,000 to 150,000,000 common shares without par value.

The head office of the Company is located at 777 West Broadway, Suite 1200, Vancouver, BC, V5Z 4J7 and its registered office is located at 625 Howe Street, Suite 700, Vancouver, BC, V6C 2T6.

Intercorporate Relationships

The following table lists the Company’s direct subsidiaries and indicates the percentage of votes held by the Company in each as of August 31, 2012:

Subsidiary	Date of Incorporation	Jurisdiction of Incorporation	Percentage of Ownership/Votes	Principal Business
CIBT School of Business & Technology Corp.	February 9, 1994	British Columbia	100%	Provide education and training services in China
Sprott-Shaw Degree College Corp.	December 7, 2007	British Columbia	100%	Holding company of Sprott-Shaw Community College, Sprott-Shaw Degree College and Sprott-Shaw International Language College and the education and training business in Canada and parts of Asia
KGIC Business College (2010) Corp.	February 22, 2010	British Columbia	100%	Provide business education and training services primarily in Canada
KGIC Language College (2010) Corp.	February 22, 2010	British Columbia	100%	Provide English language education and training services primarily in Canada
IRIX Design Group Inc.	October 5, 1994	British Columbia	51%	Provide graphic design and advertising services in Hong Kong, Canada and the U.S.

The following corporate organization chart shows the Company’s direct and indirect subsidiaries:

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

On March 15, 2010, the Company acquired substantially all of the operating assets of KGIC. See “Description of Business – Production and Services – Operations of CIBT, SSDC and KGIC” for more information about KGIC. KGIC provides a range of education programs and training courses in the areas of business management, hotel management, office management, and career training and publishing. It also provides a wide array of English language training courses including ESL, TESOL, public speaking and various forms of English language test preparation.

In May 2010, the Company’s common shares were listed for trading on the Toronto Stock Exchange and, accordingly, ceased to be listed on the TSX Venture Exchange.

During the fiscal year ended August 31, 2010, the Company increased its beneficial ownership of CIBT from 99.8% to 100%.

As of November 2010, the Company’s joint MBA program with City University of Seattle expired. During the fiscal year ended August 31, 2011, the Company received notice that its agreement with Beijing University of Technology expired and the parties mutually agreed that the agreement would not be renewed. This agreement was entered into in August 1995 to establish the Beijing CIBT School of Business. The Company’s revenue from its operations in China will be significantly impacted by the loss of this agreement.

On March 2, 2011, the Company announced the signing of its exclusive recruitment agreement with Southpointe Academy, a top 10 ranked Kindergarten to Grade 12 school in British Columbia, Canada.

During the last three completed financial years, the Company raised gross proceeds of $4,125,698 through two private placements.

During the most recently completed financial year, the Company and/or its subsidiaries:

1.

signed a memorandum of understanding with the Canadian Institute of Education (“CIE”) in Iraq to launch Sprott-Shaw’s Business and Healthcare programs and KGIC’s language programs via the GLN. CIE will market the programs, admit students and deliver the training, while the Company provides program content, marketing and strategic support, train the program instructors, and teach a portion of the program through the GLN;

2.

signed memoranda of understanding with Beijing Language and Culture University (“BLCU”) and Whampoa University of Beijing (“WUB”) to establish a GLN Center within each of their campuses. BLCU and WUB will market the programs, admit students and deliver the training, while the Company provides program content, marketing and strategic support, train the program instructors, and teach a portion of the program through the GLN; and

3.

completed construction of GLN Center at Guangzhou University. The Company’s education content will be used within the center, while it is delivered by Guangzhou University and Liberal Arts Education Investment Co. Ltd.

GLN is CIBT’s internally developed video conference platform for delivering education around the world.

DESCRIPTION OF BUSINESS

General

The Company is an educational, investment, marketing and management organization headquartered in Vancouver, British Columbia. The Company’s current business operations include education and training, and media communications. The Company currently has four principal business units, being CIBT, SSDC, KGIC and IRIX. The Company’s education business is conducted through CIBT and its subsidiaries primarily in China and other parts of Asia, through SSDC primarily in Canada, and through KGIC also primarily in Canada, with recruitment offices in Asia and Spain. CIBT’s educational operations are based in China. The educational operations of SSDC and KGIC are based in Canada. Through IRIX, the Company provides graphic design and advertising agency services to the Company’s various subsidiaries as well as third party clients in Canada and Asia. IRIX is based in Canada.

The Company generates revenues mainly from tuition fees from their education and training business in China and Canada. A small portion of the Company’s revenues are generated from service fees of graphic design and advertising business operated by IRIX. CIBT generated approximately 7% of the Company’s total revenue in the 2011 fiscal year, and approximately 5% of the Company’s total revenue in the 2012 fiscal year. SSDC represented approximately 53% of the Company’s revenue in the 2011 fiscal year, and 51% in the 2012 fiscal year. KGIC represented approximately 37% of the Company’s total revenue in the 2011 fiscal year, and 41% in the 2012 fiscal year. The Company’s strategy is to continue their current programs, update and develop new programs, and continue to evaluate cost cutting and consolidation activities. The Company had approximately 5,102 students as at August 31, 2012 in 46 locations (inclusive of campuses, CIBT GLN Centers and licensees). On an annual basis the Company enrolled 11,436 students throughout the 2012 fiscal year. The Company has obtained all approvals from the Chinese authorities to conduct their education business in China and all approvals/accreditations from Canadian authorities to conduct their education business in Canada. There are a number of risk factors, described in detail under the section entitled “Description of Business - Risk Factors” in this AIF, which may adversely affect the Company’s ability to begin and sustain profitable operations.

Over the next twelve months, the Company’s plans are to:

  further integrate the assets and personnel of KGIC into the SSDC operations, especially KGIC’s network of international recruiting offices and agents in order to continue to grow SSDC’s international student population;

  consider the potential acquisition of other assets that will support its current operations and integrate any assets that are acquired into its operations;

  continue to consolidate and streamline the operations of CIBT, SSDC and KGIC, which includes the termination of redundant staff and resources among subsidiary schools;

  continue building a network of new CIBT GLN Centers in additional Asian cities, and further develop its current programs, campuses and CIBT GLN Center locations;

  increase revenues by increasing student enrollments at its campuses and CIBT GLN Center locations;

  expand the presence of SSDC and KGIC in Asia through its CIBT GLN Centers;

  enhance its product offerings by increasing the Company’s focus on the college and high school preparation market;

  increase the conversion rates of English language students at KGIC (and all of its other schools) into taking longer, potentially degree-granting, programs at SSDC and other schools within in its system;

  continue to develop closer marketing and cross-selling relationships between SSDC, CIBT and KGIC in order to encourage more Chinese and foreign students to come to SSDC’s Canadian campuses to study;

  maintain strong relationships with its CIBT GLN Center and campus location facility and educational service providers, as well as with the Chinese authorities; and

  continue to promote its businesses and brands.

The Company estimates that its expansion expenses will be approximately $1,000,000 over the twelve months ending August 31, 2013. As of August 31, 2012, the Company had $17,499,248 in deferred educational revenue and $7,989,511 in cash and cash equivalents on hand. The Company has sufficient cash and cash equivalents on hand to cover its current business commitments, but may need additional capital to fully carry out its proposed expansion plan, and may not be able to further implement its business strategy unless sufficient funds are raised, which could cause the Company to scale back or discontinue any expansion plans.

Services

(i) Operations of CIBT, SSDC and KGIC

Programs

CIBT is a post-secondary education provider in China offering programs for automotive technical training, English teacher preparation, ESL, hotel management and accounting. These programs range in length from one month to three years.

SSDC provides education programs and services in Canada, the Philippines, Jamaica and Korea. The programs offered by SSDC focus on business administration, accounting, health sciences and social development, trades and applied technology. SSDC also offers international studies programs in International Hospitality Management, International Trade & Business Management, and an International Trade Diploma, and accelerated programs that include Business Management & E-Commerce, Business Administration, Legal Secretary, Medical Office Assistant, Pharmacy Technician, Professional Business Management, Tourism and Hospitality Management, and Payroll Administrator. These programs range in length from 12 weeks to four years.

KGIC provides programs primarily in Canada, China, and the U.S.A. Programs offered by KGIC are focused on business administration, English teaching preparation, ESL, exam preparation and public speaking, some of which combine studying with activities outside the classroom. These programs range in length from 2 weeks to 52 weeks.

Student Enrollment Statistics

During the fiscal year ended August 31, 2012, the number of student starts in China was 1,006, and the student population in programs offered by CIBT was 1,301, the number of annual student starts in programs offered by SSDC was 3,066 and the number of annual student starts in programs offered by KGIC was 7,364. A student start is defined as the number of students who registered with the school (and took classes) at any time during the fiscal year. Student population is defined as the total number of students currently registered (and taking classes) at the school on any specified date.

The Company education business in Canada is conducted through SSDC and KGIC, which contribute a significant amount to the Company’s total revenue. With respect to KGIC, a large number of its students take English programs that can run anywhere from four to twelve weeks. Once their English program is finished and a new English student is enrolled, that new student will also count as a start, even though the total number of students actually taking classes at the time (i.e. total student population) has not increased. As a result, total student starts for a year for KGIC significantly exceeds the total student population at KGIC at any given time due to the relatively large percentage of KGIC students that are enrolled in shorter-term English programs. This is true to some extent at SSDC as well, but not nearly at the same level as at KGIC.

In contrast, most of CIBT’s students are enrolled in courses that are one year (or longer) in length with the exception of the AHL-EI programs, so this phenomenon is not very pronounced at CIBT. Due to this anomaly, the Company generally reports total student population figures (as opposed to total annual student start figures) for CIBT, but total annual student starts for KGIC and SSDC. As a result, the reader must be careful to discern between mixing the two when evaluating enrollment figures presented using these two different types of enrollment reporting mechanisms.

Presented below is a chart indicating total annual student starts, as well as total student population figures, for each of the Company’s schools. Due to the higher proportion of shorter-term students at KGIC, the disparity between total annual student starts and total student populations is greater for KGIC than for the other two schools. Accordingly, it is the Company’s strategy going forward to encourage more English language students at KGIC to take longer-term (vocational and business) diploma and degree programs at SSDC and potentially other schools that the Company owns, which over time, due to the accumulation of these students into the total student population figures, should increase the total student population at KGIC, which the Company believe would increase its overall revenues and net income on a consolidated basis.

	Total Annual Student Starts (9/1/2011 – 8/31/2012)	Total Student Populations as at 8/31/2012
CIBT	1,006	1,301
SSDC	3,066	2,355
KGIC	7,364	1,446
Total	11,436	5,102

Campuses

The Company also provides its programs and services in China at a campus on the grounds of a university and at its CIBT GLN Centers which are organized within an established local university or college through cooperation agreements between the Company and the respective university or college. The cooperating university or college provides its facilities to the Company while the Company renovates classrooms and provide video conferencing equipment. Each of these CIBT GLN Centers are equipped with video conferencing equipment to enhance the learning experience of students by connecting North American instructors with Chinese students in a live and real time video conference environment. Using video conferencing technology, the Company plans to centralize its programs at its Vancouver and Beijing studios, and reduce the need for instructors to travel abroad to CIBT GLN Center locations.

CIBT also has joint program schools at the 14 locations in China. The majority of these are related to its AHL-EI hotel and tourism programs.

In 2012, CIBT signed agreements or memorandums of understanding with a number of institutions in China to deliver CIBT programs using its video conferencing GLN at partners’ campuses.

SSDC provides its programs from 12 campuses in British Columbia, Canada, all of which are leased. SSDC also provides a number of its programs through SSDC Centers located in Canada and the Philippines. As the number of the Company’s schools grows on a corporate-wide basis, it is the Company’s intention to provide SSDC’s vocational (and potentially degree-granting) programs through collaborative alliances in many countries in Asia and potentially around the world. Currently the Company provides courses through one SSDC Center in Canada and three SSDC Centers in the Philippines. SSDC has also engaged in business development activities with schools in Vietnam and Jordan.

KGIC provides its education programs and services in Canada at eight campuses, all of which are leased. KGIC also provides some of its programs through KGIC Education Centers located primarily in foreign countries. Currently the Company provides courses through one KGIC Education Center in the U.S.A.

KGIC operates international recruiting offices in five countries. Personnel in these international recruiting offices manage networks of international agents providing students for KGIC, and also recruit students directly for KGIC. They also assist with market research and evaluating the potential of establishing joint programs within their respective countries of operations. The Company intends to utilize this network of international recruiting offices and international agents in order to provide international students for not only KGIC but also for enrollment into CIBT’s and SSDC’s programs. In this regard, the Company believes that the addition of this strong international recruiting network may have a significant effect on future enrollments into its entire consolidated group of companies. All international recruiting offices are located in leased facilities.

Program Licenses

In addition to offering its own programs, CIBT is also the exclusive licensee (with the ability to sublicense) for the entire proprietary hotel curriculum of the AHL-EI for China. This license expires in December 2012 and the renewal cost is an upfront fee of $25,000 for a five year term. CIBT and AHL-EI are currently in negotiations for the renewal of this license but there is no assurance that it will be renewed. AHL-EI is a well-respected program for hotel and tourism management in the United States.

CIBT is also the exclusive licensee in China for the Wyotech automotive technician curriculum which it licenses from Corinthian Colleges of the United States. This license expires in October 2015. In preparation for the Wyotech license expiration in 2015, the Company is now reviewing future opportunities for this program with localized content. The Company plans to phase out the Wyotech program as the expiry date draws closer.

Educational Service Providers

In addition to the SSDC and KGIC campuses that the Company owns in Canada, the Company generally employs a partnering strategy for its other campuses, centers and joint program schools (and this includes all of its educational locations in China) in order to physically deliver its educational services to its students.

These educational service provider locations primarily serve as the international component of many of the programs that the Company offers. The Company’s revenue sharing models differ greatly among these many different programs and locations, and some of them result in no direct payments of tuition at all to CIBT - instead, the Company enters into agreements to obtain student referral fees. The Company believes that this broad international network is a significant competitive advantage for the Company, and provides its students with unique multinational educational opportunities offered by it.

While the Company does not own, lease or directly control many of these sites, it is the Company’s intention to continue expanding its network of international educational service provider locations as an accommodation to its students in order to facilitate their international educational desires.

Target Customers

The Company’s target students for its schools are recent high school graduates or adults working in urban centers. The Company believes that its core educational programs in business, hotel and tourism management, and healthcare represent large and growing markets with attractive employment opportunities.

The Company believes prospective students are attracted to its schools due to its brand name, the quality of its programs, its relatively long operating history in the private education sector, its extensive international network and its ability to provide training which is relevant in obtaining jobs from multinational corporations and other employers in China and elsewhere. The Company’s subsidiaries employ a variety of marketing and recruiting methods to attract students and increase enrollments. CIBT uses recruitment channels such as recruiting agents, direct recruitment from government colleges and student referrals. CIBT also relies on Internet and newspaper advertising. SSDC’s student recruitments are generated through a combination of recruiting agents and student referrals and SSDC relies on traditional marketing methods including radio, television, newspaper and bill board advertising. KGIC primarily relies on recruiting efforts through a network of overseas recruiting agents and government sponsorship programs as well as student referrals.

Governmental Approvals

CIBT’s educational operations in China and Canada require approvals from various government authorities. In order to open its campuses and/or offer its educational programs, CIBT obtained approvals from the following authorities:

  Ministry of Education – The Ministry of Education in China is the government’s national agency that is responsible for approvals of all Chinese and foreign bachelor’s and master’s degree programs offered in
  China.

  Provincial Education Committees – A provincial committee provides provincial approvals to operate a campus or school in a Canadian province, as well as approvals for bachelor and master’s degree programs to be offered in the province.

  Municipal Education Bureaus – A municipal education bureau provides municipal approvals to operate a campus or school in a Canadian city, as well as approvals for certificate, bachelor or master degree programs to be offered in the city.

The following table describes the approvals obtained for CIBT’s campus and for the programs provided at the campus. No government approvals are needed for the CIBT GLN Centers:

Campus	Location	Offered Programs in each campus	Approval Authority	Approval Date	Renewal Date
CIBT Beihai International College	Weifang, Shangdong province	IT program, Business English program, CET program, Auto training program	Shangdong Provincial Government	October 31, 2004	Renewal not required

The Company’s management is satisfied that it has applied for all necessary approvals to carry on its education business in China.

SSDC and KGIC have obtained the following approvals/accreditations for their programs:

  PCTIA: The PCTIA is the regulatory agency for private training institutions in the Province of British Columbia. PCTIA is given its authority by the Province of British Columbia, Canada, Ministry of

  Advanced Education, under the Private Career Training Institutions Act, Regulations, and Bylaws. PCTIA has responsibility under the Private Career Training Institutions Act to: provide consumer protection to the students and prospective students of registered institutions; establish standards of quality that must be met by accredited institutions; and establish and manage the Student Training Completion Fund.

  StudentAid BC: StudentAid BC helps eligible students with the cost of their post-secondary education through loans, grants, scholarships, and other programs.

  College of Licensed Practical Nurses of British Columbia: The College of Licensed Practical Nurses of British Columbia is responsible for regulating the profession of Licensed Practical Nurses in the public interest.

  Ministry of Children and Families: The Ministry of Children and Families provides programs and services to ensure that healthy children and responsible families are living in safe, caring and inclusive communities.

  Industry Training Authority: The Industry Training Authority is a provincial crown agency. It was established in 2004 and is responsible for managing BC’s industry training system to develop the skilled workforce needed to ensure the competitiveness and economic prosperity of the Company’s businesses and the Province of British Columbia.

  Degree Quality Assessment Board: The Degree Quality Assessment Board was appointed by the Minister of Advanced Education and Labour Market Development who established criteria, in consultation with the board, to be applied when a private or out-of-province public institution applies for consent to provide degree programs or use the word “university” in British Columbia. The same program review criteria apply to new degree programs proposed by British Columbia public post-secondary institutions.

  Ministry of Training, Colleges and Universities (“MTCU”)*: In Ontario, the Ministry of Training, Colleges and Universities are responsible for the administration of laws relating to education and skills training.

The MTCU requires KGIC to submit audited financial statements related to programs being offered in Ontario under the MTCU accreditation. Traditionally the financial statements for KGIC has been consolidated across Canada. The Company has submitted a proposal to submit standalone audited financial statements for programs in Ontario related to the MTCU accreditation only and while it is being reviewed it is allowing KGIC to keep its accreditation. For 2013, the Company will prepare standalone financial statements in accordance with MTCU requirements.

In British Columbia, all vocational programs costing over $1,000 and providing 40 hours of instruction are accredited by PCTIA. SSDC’s Practical Nursing program is approved by the College of Licensed Practical Nurses of British Columbia. The Early Childhood Education program is approved by the Ministry of Children and Families. The Trades Programs are approved by the Industry Training Authority. All academic programs are approved by the Degree Quality Assessment Board and allowed under the Ministry of Advanced Education. In Ontario, the Minister of Education and the Ministry of Training, Colleges and Universities are responsible for the administration of laws relating to education and skills training. KGIC’s business programs delivered in Ontario are certified and regulated by the Ministry of Training, Colleges and Universities.

(ii) Operations of IRIX

Products and Services

IRIX provides a wide range of production and design services. The types of major services and the percentages of overall revenues of IRIX are summarized as follows:

Description	Percentage of Overall Revenues
Graphic Design	60%
Marketing Consulting Service	1%
Production Services for print, video, film and multimedia	5%
Media Booking Agency	34%

Marketing Strategy

IRIX targets small-size businesses that are looking to promote themselves in the marketplace through good marketing of a defined image. Businesses today are facing old media fragmentation and an explosion of new media. IRIX works with clients to find a good solution to fulfill the promises of their brands or services through advertising, corporate identity, personal profile building, printing services, multimedia production, marketing support, website development, web application, online marketing, and internet advertising. IRIX’s experience and understanding of the Chinese market also allows it to target clients who intend to build a Chinese customer base.

IRIX focuses its marketing efforts on targeting clients in the following industries:

  Real estate

  Banking and Financial Services

  Retail and Consumer Products

  Food and Beverage Products

  Manufacturing

Market Environment

IRIX’s geographical markets are summarized as follows:

Market	Percentage of Overall Revenues	Percentage of Overall Clients	Type of Major Clients
	(%)	(%)
U.S. (mostly in California)	4	35	Financial institutions
Canada (mostly in Vancouver)	96	60	Real estate
Hong Kong	-	5	Goods providers, food and beverage manufacturers, and government agencies.

IRIX presently concentrates on marketing and offering its products and services to Vancouver real estate businesses.

Specialized Skill and Knowledge

The education and training business of the Company requires that it hire instructors with knowledge of the subjects taught as part of the programs offered by the Company.

Competitive Conditions

CIBT, SSDC and KGIC face competition from providers of traditional education programs and training services, and expect to fact increasing competition from existing competitors and new market entrants in the online education market, including the following:

  U.S. or Canadian-based for-profit post-secondary and ESL education companies that also offer educational services in Canada.

  Chinese, U.S. or European-based for-profit post-secondary education companies that also offer western- style educational programs in China.

  For profit post-secondary education companies offering Chinese language training and professional training programs. This segment consists of thousands of small training companies operating schools with a few dozen to a few hundred students. This segment is the most significant competitor to the Company’s IT and Automotive Technical Training programs. Examples of the Company’s competition in this segment include Nllt School and Aptech School (IT program). In Weifang alone, there are three other schools that provide automotive technical training programs: North China Auto School, Lan Xiang Career College, and

  DAZhong Auto School.

  Not-for-profit post-secondary education companies that offer western-style educational programs. These are typically joint ventures established between U.S. or European universities and Chinese universities, and are generally offered in the larger cities. There are currently a large number of these arrangements in China, and they pose the biggest competitive threat to the business programs the Company offers. For instance, in Beijing, both Yangtze River Business School and China Agriculture University/Luton University of the United Kingdom provide business programs which are comparable to those offered by the Company.

  Not-for-profit post-secondary education companies that do not offer western-style educational programs. These are typically public schools run by the Chinese government. However, despite not offering programs based on the western education style, their programs are in high demand and they are one of the Company’s significant competitors.

  Online education companies offerings including download and self-study, language based one-on-one video conference teaching using low cost personal computers, and American and Canadian universities (such as Simon Fraser University and Richard Ivey School of Business) who use video conferencing equipment to deliver classes within their system of school, but do not operate outside of that system of schools. This segment competes indirectly with the GLN infrastructure.

IRIX faces intense competition from a wide range of companies. The multimedia, advertising and graphic design market consists of many competitors, from world-wide or nation-wide advertising companies or agencies, to self-employed web designers or programmers. Many of IRIX’s competitors have substantially greater financial and other resources. IRIX primarily competes with small-size Vancouver-based companies rather than large-size advertising companies or agencies.

IRIX’s products and services are distinguished by the quality of the products and services being offered and an emphasis on customer focus rather than low price. Therefore, an aggressive price competition from existing or future competitors could result in the need to reduce prices or increase the Company’s spending and could result in a decrease in the Company’s revenues and profitability.

IRIX’s competitors for the Asian market in Vancouver currently include five to ten firms, including Grapheme/Koo, Cossette Communications Group, Chinese Agency (Canada) Ltd, and Hamasaki Wong. Other advertising and graphic firms who compete in the real estate market include Traction Creative Communications and Fleming Creative Group.

Intangible Assets

The Company’s trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish its services from those of its competitors and contribute to its ability to compete in its target markets. The Company relies on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with its employees, lecturers, business partners and others, to protect its intellectual property rights. In addition, the Company requires its employees to enter into agreements with the Company under which they acknowledge that all inventions, trade secrets, works of authorship, developments and other processes made by them during their employment are the Company’s property and they should assign the same to the Company if it so requires.

The Company, directly or through its subsidiaries, owns the copyright to all of the contents of its websites, which include www.cibt.net, www.cibt.edu, www.cibt.ca, www.sprott-shaw.com, www.kgic.ca and www.irix-design.com. The Company also owns the trademarks Sprott-Shaw, Sprott-Shaw Community College, Pitman Business College, Tourism Training Institute, Concordia Career College and Modus International Language Institute.

In addition, the Company owns the following intangible assets, among others, related to its education programs and training services business, directly or indirectly through its subsidiaries:

  curriculum and program licenses;

  affiliation agreements;

  recruiting agent agreements; and

  course curriculum.

The Company’s intellectual property is subject to risks of theft and other unauthorized use, and the Company’s ability to protect its intellectual property from unauthorized use is limited. In addition, the Company may be subject to claims that it has infringed the intellectual property rights of others. The Company’s failure to protect its intellectual property rights may undermine its competitive position, and litigation to protect its intellectual property rights or defend against third-party allegations of infringement may be costly and ineffective.

Cycles

The Company’s business is seasonal in nature as it fluctuates with the school terms of each subsidiary. As a result, the Company receives spikes in its revenues in September, which is the typical starting date for a student of SSDC, and in June, which is the busiest season for KGIC due to the significant increase in students through the summer camp programs.

Employees

Instructors

The Company’s various schools employ both full time and part instructors to teach their classes, and these instructor levels are provided below as at August 31, 2012:

	Full-time instructors	Part-time instructors	Total number of instructors
CIBT	10	3	13
SSDC	34	144	178
KGIC	34	95	120
Total	78	242	320

Total Employees

The Company’s head office in Vancouver employs ten full-time personnel who oversee its operations and carry out strategic planning, corporate communications, marketing, financing, human resources and information technology functions.

As at August 31, 2012, the personnel of CIBT, SSDC and KGIC were as follows:

	Total Instructors	Administrative and Other Employees	Total Employees
CIBT	13	35	48
SSDC	178	138	316
KGIC	129	71	200
Total	320	244	564

IRIX has a total of sixteen employees working in the Company’s Vancouver office as follows:

Function	Number of Employees
Art Director	1
Office Manager	1
Marketing Managers	2
Project Manager	1
Designers	5
Copywriter	2
Web Development	1
Account Executives	3

IRIX has no staff members or office premises outside of Vancouver. All clients in Hong Kong and the U.S. are serviced by the Vancouver office.

Foreign Operations

Approximately 5% of the Company’s fiscal year ended August 31, 2012 revenues were generated through foreign operations. Most of the Company’s foreign operations are conducted in China and other parts of Asia.

Bankruptcy and Similar Procedures

Management of the Company is not aware of any legal proceedings contemplated by any governmental authority or any other party against the Company. None of the Company’s directors, officers or affiliates have (i) commenced legal proceedings against the Company, or (ii) have an adverse interest to us in any legal proceedings. Management of the Company is not aware of any other legal proceedings that have been threatened against the Company.

Risk Factors

Risks Related to the Company’s Business

The Company has experienced losses and may not maintain profitability.

The Company experienced a loss during the year ended August 31, 2012 and it is possible it will experience losses in the future. In addition, the Company expects that its operating expenses and business development expenses will increase as it enrolls more students, acquire new schools and continue to expand its program offerings through its acquisitions. As a result, there can be no assurance the Company will be able to generate sufficient revenues to maintain profitability.

The Company will need additional capital to fully carry out its proposed expansion plan, and it may not be able to further implement its business strategy unless sufficient funds are raised, which could cause the Company to scale back its proposed plans or discontinue its expansion.

The Company will require significant expenditures of capital in order to carry out its full expansion plan. The Company plans to obtain the necessary additional funds from the sale of its securities or loans, if required. However, there can be no assurance that the Company will obtain the financing required, or at all. If the Company is not able to obtain the necessary additional financing, it may be forced to scale back its expansion plans or eliminate them altogether. Expending the Company’s cash resources on expansions could also negatively impact its current operations by reducing the amount of funds available to cover additional expenses that may arise in the future or offset losses should the Company suffer a decrease in revenues.

The expansion of the Company’s business through acquisitions, joint ventures, and other strategic transactions creates risks that may reduce the benefits the Company anticipates from these strategic transactions.

The Company intends to enter into acquisitions, joint ventures and other strategic transactions, directly or through its subsidiaries CIBT, SSDC or KGIC Colleges, as vehicles to acquire new campuses or schools to expand its education business in China and other countries. The Company is always seeking out new business acquisitions, partnership opportunities and joint ventures to expand its operations. The Company’s management is unable to predict whether or when any other future strategic transactions will occur.

Acquisitions, joint ventures or other strategic transactions may present financial, managerial and operational challenges, including but not limited to maintaining the consistency of the Company’s teaching quality and its culture to ensure that recognition of the Company’s brands does not suffer. The Company may be exposed to successor liability relating to prior actions involving a predecessor company, or contingent liabilities incurred before a strategic transaction. Liabilities associated with an acquisition or a strategic transaction could adversely affect the Company’s financial performance. Any failure to integrate new businesses or manage any new alliances successfully could adversely affect the Company’s reputation and financial performance.

The Company may not be able to improve the operating performance and financial results of acquired businesses or lower the costs of services provided as planned.

While the Company believes that there usually are a number of opportunities to reduce operating costs and improve the financial results of businesses acquired by it, the Company cannot fully evaluate the feasibility of its plans until it controls the acquired business. The Company may not be able to achieve its planned operating improvements, cost reductions or expected synergies in its expected time periods, if at all. In addition, some of the improvements the Company plans to implement may depend upon capital expenditure projects at the acquired business. Such capital projects may not be completed in the Company’s expected time periods, if at all, may not achieve the results that the Company has estimated or may have a cost substantially in excess of the Company’s planned amounts. This could materially adversely affect the Company’s results of operations and financial condition on a consolidated basis.

The Company’s students in Canada are subject to risks relating to financial aid and student loans. A substantial decrease in government student loans, or a significant increase in financing costs for the Company’s students, could have a material adverse affect on student enrollment and financial results.

SSDC’s students in Canada are highly dependent on government-funded financial aid programs. Students apply for student loans on an annual basis. If there are changes to financial aid program regulations that restrict student eligibility or reduce funding levels for student loans, the Company’s enrollment and/or collection of student billings may suffer, causing revenues to decline.

Students also receive a tax deduction for all or a portion of the amount of tuition paid by the individual in a particular tax year, and an amount for textbooks (called an education tax credit) that is based on whether the student attended on a “full-time” or “part-time” basis, as set out in applicable Canadian and provincial income tax laws. The availability of these tax credits may impact the financial ability of the Company’s students to enroll in its programs and if such tax credits were to be eliminated or reduced, the Company’s enrollment levels may decline, which could result in a decrease in its revenues.

If the Company is not able to have its campuses and education facilities in Canada certified as eligible educational institutions in accordance with the requirements of applicable student loan regulations at the federal and provincial levels, its students will not be eligible for student loans if they enroll in the Company’s programs and the Company could suffer from reduced enrollment levels, which would have a material adverse affect on the Company’s revenues.

As of August 31, 2012, approximately 43% of SSDC’s students received a form of government student financial assistance. Private educational institutions must be certified on a campus by campus basis in order for their students to be eligible to apply for student loan and student grant funding. Certifications are valid for a period of up to five years, subject to review by the granting authority. There are also a number of administrative requirements that must be complied with in order to maintain an existing certification. SSDC employs a Manager of Student Services and two other staff members whose responsibilities include the oversight of each campus’ compliance program with the administrative requirements to maintain their student loan accreditations. In addition, SSDC’s head office and StudentAid BC each conduct semi-annual audits to verify that the campuses are in compliance. However, there can be no assurance that the Company’s campuses will be certified in the future or will maintain their existing certifications. If the Company were to lose certifications for a number of its campuses, the Company’s enrollment levels would in all likelihood decrease, which would negatively impact its results of operations and financial condition.

An increase in interest rates could adversely affect the Company’s ability to attract and retain students.

Some of the Company’s students finance their education through private loans that are not subsidized. If the Company’s students’ employment circumstances are adversely affected by regional, national or global economic downturns, they may be more heavily dependent on student loans. Interest rates have reached relatively low levels in recent years, creating a favorable borrowing environment for students. However, in the event interest rates increase, the Company’s students may have to pay higher interest rates on their loans. Any future increase in interest rates will result in a corresponding increase in educational costs to the Company’s existing and prospective students, which could result in a significant reduction in the Company’s student population and revenues.

The Company’s quarterly results of operations are likely to fluctuate based on its seasonal student enrollment patterns.

The Company’s business is seasonal in nature and it receives a large portion of its cash flows at the beginning of each new school year in September and cash flows increase again in the summer due to KGIC’s popular summer classes. Accordingly, the Company’s results in a given quarter may not be indicative of its results in any subsequent quarter or annually. The Company’s quarterly results of operations have tended to fluctuate as a result of seasonal variations in its education business in China and Canada, principally due to seasonal enrollment patterns.

The continued success and growth of the Company’s business depends upon recognition of its “CIBT”, “Sprott-Shaw”, and “KGIC” brands. If the Company is not able to maintain and enhance its brands, its business and operating results may be harmed.

The Company believes that its history of successful operations and innovative course offerings such as its 1+1 master’s degree and 2+2 bachelor’s degree programs and ESL programs have increased recognition of the Company’s “CIBT”, “Sprott-Shaw” and “KGIC” brands and create a competitive advantage for the Company in its key markets. In the future, the Company will need to build upon this brand recognition to continue to attract potential students in the face of increased competition in the private education markets in Canada, China and other markets in which the Company operates. As the Company continues to expand its operations, maintaining the quality of its teaching and program offerings may be difficult to achieve.

The Company has initiated campaigns to promote its brands, but it cannot be certain that these efforts will continue to be successful. If the Company is unable to further enhance its brand recognition and increase awareness of its programs and services, the Company’s business, financial condition and results of operations may be adversely affected.

The Company operates in a highly competitive industry, and competitors with greater resources could harm its business, decrease market share and put downward pressure on the Company’s tuition rates.

The post-secondary education market is highly fragmented and competitive. The Company competes for students with traditional public and private colleges and universities, other not-for-profit schools, including those that offer online learning programs, and alternatives to higher education, such as employment and military service. Many public and private schools, colleges, and universities offer online programs. The Company expects to experience additional competition in the future as more colleges, universities, and for-profit schools offer an increasing number of online programs. Public institutions receive substantial government subsidies, and public and private non-profit institutions have access to government and foundation grants, tax-deductible contributions, and other financial resources generally not available to for-profit schools. Accordingly, public and private nonprofit institutions may have instructional and support resources superior to those in the for-profit sector, and public institutions can offer substantially lower tuition prices. Some of the Company’s competitors in both the public and private sectors also have substantially greater financial and other resources than the Company. The Company may not be able to compete successfully against current or future competitors and may face competitive pressures that could adversely affect its business, prospects, financial condition, and results of operations. These competitive factors could cause the Company’s enrollments, revenues, and profitability to significantly decrease.

Compliance with rules and requirements applicable to public companies may cause the Company to incur increased costs, which may negatively affect its results of operations.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and related regulations implemented by the SEC, NYSE Amex, Toronto Stock Exchange and Canadian securities regulators are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. The Company is currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of additional costs the Company may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. The Company intends to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If the Company’s efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against the Company and its business may be harmed. The Company also expects that these new rules and regulations will make it more expensive for it to obtain director and officer liability insurance, and the Company may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for it to attract and retain qualified directors to sit on the Board, particularly to serve on the Audit committee and the Company’s compensation committee, and qualified executive officers.

The Company conducts its business activities in various foreign jurisdictions, which exposes it to the risk of foreign investigations, claims and tax reviews.

The Company’s activities involve business relationships with teaching colleges and business associates located in foreign jurisdictions. In addition, the Company’s goals over the next 12 months include expanding its presence in some foreign jurisdictions. As a result, the Company could be involved in various foreign investigations, claims and tax reviews that arise in the course of its business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may not be resolved in our favor. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes. Matters of taxation, as well as other areas, are subject to review and investigation by governmental authorities who are often enabled by law to impose severe fines and penalties. Any regulatory uncertainty in taxation or other areas could negatively affect the Company through increased operating costs, which could have a material adverse effect on the Company’s results of operation and financial condition.

A portion of the Company’s Canadian business is generated through overseas recruitment activities which require students to apply for student visas, and this exposes the Company to the risk of visa and immigration policy changes.

The Company has greatly increased its overseas recruitment activity and plans to continue to increase its overseas recruitment activity as a focus in the next year. International student recruitment is subject to uncertainty regarding the student’s application for a student visa. Should the government decrease the number of student visas it offers within foreign countries in which the Company actively recruits, it could have a material adverse effect on the Company’s results of operation and financial condition.

The Company may be negatively affected by the recent global financial market and economic crisis.

The ongoing global financial crisis has adversely affected the Canadian, United States and other world economies. Although the Chinese government has adopted increasingly flexible macroeconomic policies, including an announced fiscal stimulus package, aimed at offsetting the slowdown brought about by the global financial crisis, as the financial crisis has broadened and intensified, the growth of China’s overall economy has been negatively impacted. In addition, the ongoing global financial crisis affecting the banking system and financial markets has resulted in a severe tightening in credit markets, a low level of liquidity in many financial markets and increased volatility in credit and equity markets. If these conditions continue or worsen, the Company’s cost of borrowing may increase and it may become more difficult to obtain financing for its operations or investments, which may adversely affect the Company’s business operations and implementation of its growth strategy.

Risks Related to Doing Business in China

The Company is exposed to currency exchange risk which could cause its reported earnings or losses to fluctuate.

The value of the RMB against the Canadian dollar fluctuates and is affected by, among other things, changes in political and economic conditions in China as well as the global economy. On July 21, 2005, the Chinese government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed zone against a group of foreign currencies. This change in policy has resulted in a depreciation of the RMB against the Canadian dollar when put in place during the latter half of 2009 as both of these currencies have appreciated against the U.S. dollar as a result of the global economic credit crisis. It is possible that the Chinese government could adopt a more flexible currency policy, which could increase the volatility of the exchange rate between the RMB and the U.S. dollar. The Company can offer no assurance that the RMB will be stable against the U.S. dollar or any other foreign currency.

The Company’s functional and reporting currency is the Canadian dollar. However, a substantial amount of the Company’s assets, liabilities, revenues and expenses are denominated in RMB. As the Company’s Chinese business continues to grow, a greater portion of its revenues and costs are expected to be denominated in RMB. As a result, the Company is exposed to currency exchange risk on any assets and liabilities and revenues and expenses denominated in currencies other than the Canadian dollar, including the RMB. To the extent the Canadian dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions results in reduced revenue, operating expenses and net income or loss for the Company’s international operations. Similarly, to the extent the Canadian dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenue, operating expenses and net income or loss for the Company’s international operations. The Company does not currently engage in currency hedging transactions to offset fluctuating currency exchange rates.

The Company is subject to limitations on its ability to convert Chinese currency.

China's national currency, the RMB, is not a freely convertible currency. The Chinese government imposes controls on the conversion of RMB to foreign currencies and, in certain cases, the remittance of currencies out of China. As its Chinese business expands, the Company expects to derive an increasing amount of our revenues in RMB. Shortages in the availability of foreign currency may restrict the ability of the Company’s Chinese subsidiary and its affiliated entities to remit sufficient foreign currency to make payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities is required when RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions. The foreign exchange control system may prevent the Company from obtaining sufficient foreign currency to satisfy the Company’s demands, which may adversely affect the Company’s business and development.

The SAFE restrictions on currency exchange may limit our ability to utilize the Company’s revenues effectively and the ability of its Chinese subsidiary to obtain financing.

A significant amount of the Company’s revenues and operating expenses are denominated in RMB. Restrictions on currency exchange imposed by the Chinese government may limit the Company’s ability to utilize revenues generated in RMB to fund its business activities outside China, if any, or expenditures denominated in foreign currencies. Under current Chinese regulations, RMB may be freely converted into foreign currency for payments relating to “current account transactions”, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. The Company’s Chinese subsidiary may also retain foreign exchange in their respective current account bank accounts, subject to a cap set by SAFE or its local counterpart, for use in payment of international current account transactions.

However, conversion of RMB into foreign currencies and of foreign currencies into RMB, for payments relating to “capital account transactions”, which principally includes investments and loans, generally requires the approval of SAFE and other relevant Chinese governmental authorities. Restrictions on the convertibility of the RMB for capital account transactions could affect the ability of the Company’s Chinese subsidiary to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from the Company.

Any existing and future restrictions on currency exchange may affect the ability of the Company’s Chinese subsidiary or affiliated entity to obtain foreign currencies, limit the Company’s ability to utilize revenues generated in RMB to fund the Company’s business activities outside China that are denominated in foreign currencies, or otherwise materially and adversely affect the Company’s business.

If the Company makes equity compensation grants to persons who are Chinese citizens, they may be required to register with SAFE. The Company may also face regulatory uncertainties that could restrict its ability to adopt equity compensation plans for its directors and employees and other parties under Chinese laws.

On April 6, 2007, SAFE issued the “Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of An Overseas Listed Company, also known as “Circular 78.” It is not clear whether Circular 78 covers all forms of equity compensation plans or only those which provide for the granting of stock options. For any plans which are so covered and are adopted by a non-Chinese listed company, such as the Company, after April 6, 2007, Circular 78 requires all participants who are Chinese citizens to register with and obtain approvals from SAFE prior to their participation in the plan. In addition, Circular 78 also requires Chinese citizens to register with SAFE and make the necessary applications and filings if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007. The Company believes that the registration and approval requirements contemplated in Circular 78 will be burdensome and time consuming.

In the future, the Company may adopt an equity incentive plan and make numerous stock option grants under the plan to our officers, directors and employees, some of whom may be Chinese citizens and may be required to register with SAFE. If it is determined that any of the Company’s equity compensation plans are subject to Circular 78, failure to comply with such provisions may subject the Company and participants of its equity incentive plan who are Chinese citizens to fines and legal sanctions and prevent the Company from being able to grant equity compensation to its Chinese employees. In that case, the Company’s ability to compensate its employees and directors through equity compensation would be hindered and its business operations may be adversely affected.

The Company depends upon the acquisition and maintenance of numerous approvals to conduct its business in China. Failure to obtain or renew these approvals will adversely affect our operation in China.

The Company is dependent upon certain approvals in China, including, without limitation, campus approvals, and program approvals, to conduct its business. While the Company believes that all steps necessary to obtain or maintain these approvals have been taken and will be taken, the failure to obtain or renew these approvals could have a material adverse impact on the Company’s business, results of operations and financial condition. It is also possible that new laws and regulations governing the education business in China will prohibit or restrict foreign investment in the education business generally, which could prevent the Company from obtaining or renewing its governmental approvals. Accordingly, the Company may have to cease its education business in China, which would significantly impact the scope of its operations and may materially adversely impact its results of operations.

The following permits and licenses the Company previously obtained have expired: the Company’s joint programs between CIBT and Western International University (“WIU”) and between CIBT and ITT Educational Service have expired on August 31, 2007. The Company’s Boeing MBA program in cooperation with City University has also expired on June 1, 2007. The Company’s regular MBA program in cooperation with City University expired in October 2010.

During the application or renewal process for the Company’s licenses and permits, the Company will be evaluated and re-evaluated by the appropriate governmental authorities and must comply with the prevailing standards and regulations, which may change from time to time. In the event that the Company is not able to obtain or renew the certificates, permits and licenses, all or part of its operations may be suspended by the government, which would have a material adverse effect on the Company’s business and financial condition. Furthermore, if escalating compliance costs associated with governmental standards and regulations restrict or prohibit any part of the Company’s operations, it may materially adversely affect the Company’s results of operations and profitability.

The education sector, in which most of the Company’s business is conducted, is subject to extensive regulation in China, and the Company’s ability to conduct business is highly dependent on its compliance with these regulatory frameworks.

The Chinese government regulates all aspects of the education sector, including licensing of parties to perform various services, pricing of tuition and other fees, curriculum content and standards for the operations of schools and learning centers associated with foreign participation. The laws and regulations applicable to the education sector are in some aspects vague and uncertain, and often lack detailed implementing regulations. These laws and regulations are subject to change, and new laws and regulations may be adopted, some of which may have retroactive application or have a negative effect on the Company’s business. For example, in 2003, the Chinese government adopted a new regulatory framework for Chinese-foreign cooperation in education. This new framework may encourage institutions with more experience, better reputations, greater technological know-how and larger financial resources than the Company has to compete against the Company and limit its growth. In addition, because the Chinese government and the public view the conduct of educational institutions as a vital social service, there is considerable ongoing scrutiny of the education sector and its participants.

Chinese regulators have broad powers to regulate the tuition and other fees charged by schools and, as a result, can adversely impact the fees the Company receives from the provision of its services. While China’s regulatory framework provides that investors in private schools are entitled to receive a “reasonable return” on their investment, there is no clear guidance in law as to what this term means.

The Company must comply with China’s extensive regulations on private and foreign participation in the education sector. Although the Company’s corporate structure and business are designed to comply with the limitations on foreign investment and participation in the education sector, the Company cannot make any assurance that it will not be found to be in violation of any current or future Chinese laws and regulations.

According to the new company law of the PRC enacted January 1, 2006, the PRC corporations shall have a board of supervisors or a supervisor in addition to a board of directors. The Company’s two subsidiaries in China, Beijing Fenghua Education Consulting Co., Ltd. and Weifang Jiahua Education Consulting Co., Ltd., currently have no supervisor or board of supervisors. Therefore, the State Administration of Industry and Commerce may request that either or both of the two subsidiaries revise their articles of association and establish a board of supervisors when they apply for renewal of their business licenses with the State Administration of Industry and Commerce in the future.

According to the regulations on “Chinese-foreign Cooperation in Running a School” and the “Rules on Administration of Private Non-enterprise Unit Registration”, a Chinese-foreign cooperative joint venture school without legal person status requires approval from the MOE, a central state government authority in charge of foreign cooperation, or a certificate of Chinese-foreign cooperation in running a school from the provincial government. One of the Company’s subsidiaries, Beihai International College of Weifang University (“Beihai Weifang School”) is operating as a Chinese-foreign cooperative joint venture school without legal person status according to an official confirmation letter issued by the People’s Government of Shandong Province on December 31, 2004. Beihai Weifang School has since obtained its approval to operate as a Chinese-foreign cooperative joint venture school from the Shangdong provincial government.

Chinese economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the prospects of the education market, which in turn could adversely affect the Company’s business.

A significant amount of the Company’s operations are conducted in China, and a significant amount of its revenues are derived from China. Accordingly, the Company’s business, financial condition, results of operations, prospects and certain transactions it may undertake are subject, to a significant extent, to economic, political and legal developments in China.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for the Company’s programs and services depends, in large part, on economic conditions in China. Any slowdown in China’s economic growth may cause the Company’s potential customers to delay or cancel their plans to participate in the Company’s educational services, which in turn could reduce its revenues.

Although the Chinese economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through the allocation of resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the overall economy in China or the prospects of the education market, which could harm the Company’s business.

The Chinese government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources, which have for the most part had a positive effect on the Company’s business and growth. However, the Company cannot make any assurance that the Chinese government will not repeal or alter these measures or introduce new measures that will have a negative effect on the Company.

China’s social and political conditions are also not as stable as those of the United States and other developed countries. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have negative effects on the Company’s business and results of operations. In addition, China has tumultuous relations with some of its neighbors and a significant further deterioration in such relations could have negative effects on the Chinese economy and lead to changes in governmental policies that would be adverse to the Company’s business interests.

Uncertainties with respect to the Chinese legal system could adversely affect the Company.

The Company’s operations in China are governed by Chinese laws and regulations. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but are not relied upon as precedents. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited number of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Operating in China involves a high risk that restrictive rules and regulations could change at any time. Chinese authorities could assert that any portion or all of the Company’s existing or future ownership structure and business violate existing or future Chinese laws and regulations and require the Company to curtail or cease its operations in China.

In addition, the Chinese legal system is based in part on governmental policies and internal rules (some of which are not published on a timely basis, or at all) that may have a retroactive effect. As a result, the Company may not be aware of its violation of these policies and rules until after the occurrence of the violation. If Chinese authorities find the Company to be in violation of any Chinese laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation, the following:

  levying fines;

  revoking the Company’s business licenses and other approvals;

  requiring the Company to restructure its ownership or operations; and

  requiring the Company to discontinue any portion or all of its education business in China.

The Company’s business, financial condition and results of operations may be adversely affected by the uncertainties of the Chinese legal system or any changes in the laws and regulations that are applicable to the Company.

The Company is subject to uncertainty related to the tax systems in China and any uncertainty in taxation could negatively affect its business, results of operations and financial condition.

Through its subsidiaries, the Company conducts a significant amount of its business in China. China currently has a number of laws related to various taxes imposed by both national and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes, together with others. In contrast to more developed market economies, laws related to these taxes have not been in force for a significant period, and interpretive regulations are often unclear or nonexistent. Often, there are differing opinions regarding legal interpretation, both among and within government ministries and organizations, resulting in uncertainties and areas of conflict. Matters of taxation, customs and currency control, as well as other areas, are subject to review and investigation by a number of governmental authorities, who are enabled by law to impose extremely severe fines and penalties. Any regulatory uncertainty in taxation or other areas could negatively affect the Company through increased operating costs, which could have a material adverse effect on its business, results of operations and financial condition.

Adverse changes in economic and political policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could adversely affect the Company’s business.

The Company expects to increase its operations as an education service provider in China. As such, the Company’s results of operations, financial condition and prospects will be affected, on an increasingly significant basis, by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The economy of China is a planned economy subject to five-year and annual plans adopted by the government that set down national economic development goals. Policies of the Chinese government can have significant impact on the country’s economic conditions. The Chinese government has confirmed that economic development will follow a model of a market economy under a socialist regime. The Company believes that in the future, the Chinese government will continue to strengthen its economic and trading relationships with foreign countries and business development in China will follow market forces.

However, a change in economic and political policies may adversely affect the Company’s business, prospects and financial condition, to a material extent. For example, since early 2005, the Chinese government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect the Company’s results of operations and financial condition.

The Company’s Chinese business may fail due to loss of the Company’s CIBT Center Facility Providers and educational service providers.

The Company is heavily dependent on facilities and services provided by certain of its third party service providers, which it refers to as “educational service providers”, in China and the U.S. Since June 2007 the Company has started to establish mini-campuses, or “CIBT GLN Centers” to deliver its programs via video conferencing. The Company plans to continue to establish teaching locations in China in 2012, so it will be heavily dependent on facilities provided by certain third party universities or colleges, or “CIBT Center Facility Providers”, to set up its CIBT GLN Centers. There can be no assurance that the cooperation agreements with the educational service providers and CIBT Center Facility Providers will continue on terms acceptable to the Company or not be revoked by them. Also, the Company’s Chinese business is indirectly based on the success of its educational service providers and CIBT Center Facility Providers. If the Company loses its current educational service providers and CIBT Center Facility Providers, it may be unable to enter into similar cooperation agreements with other parties to provide the Company with campuses, facilities, or services on acceptable terms, or at all, and this may materially and adversely affect the Company’s operations.

Due to various restrictions under Chinese laws on the distribution of dividends by the Company’s Chinese operating companies, the Company may not be able to pay dividends to its shareholders.

The Wholly-Foreign Owned Enterprise Law (1986), as amended and the Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended and the Company Law of the PRC (2006) contain the principal regulations governing dividend distributions by wholly foreign owned enterprises. Under these regulations, wholly foreign owned enterprises (“WFOE”), may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Additionally, a WFOE is required to set aside a certain amount of its accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes.

Furthermore, if the Company’s consolidated subsidiaries in China incur debt on their own in the future, the instruments governing the debt may restrict the Company’s ability to pay dividends or make other payments. If the Company or its consolidated subsidiaries are unable to receive all of the revenues from our operations as a result of the aforementioned contractual or dividend arrangements, the Company may be unable to pay dividends on its common shares.

Operating Risks

The slowdown of economic growth in Canada, China and elsewhere could negatively affect the Company’s profitability and growth.

The economic downturn has reduced the demand for premium program offerings by students in China. As a result, CIBT’s revenue from China declined, and the Company transitioned out of its premium programs that were offered jointly with Beijing University of Technology (“BJUT”). The ongoing economic downturn may continue to have a material adverse impact on the demand for enrollment in all of its programs, not solely its premium offerings, which could in turn adversely impact the Company’s business and profitability. The Chinese economy has recently showed signs of retraction. If the economy of China begins to slow significantly, unemployment levels could increase which may impact the ability of its graduates to secure positions in the workforce, negatively impacting future enrollment levels.

In Canada, the economic downturn has impacted revenues for SSC, and there is also no guarantee that KGIC’s revenues will not be impacted by economic conditions in the future. In addition, IRIX’s business may be negatively impacted as clients seek to reduce the amount spent on marketing and advertising campaigns and pursue fewer modes of advertising. This could materially adversely affect the Company’s results of operations, financial condition and cash flows.

Loss of certain key personnel may adversely impact the Company’s business.

The success of the Company’s business will depend on the management skills of certain key personnel and the relationships they have with educators, administrators and other business contacts they have in China and North America. The loss of the services of any of the Company’s key personnel could impair our ability to successfully manage our business in China and Canada. The Company also depends on successfully recruiting and retaining qualified and experienced managers, sales persons and other personnel who can function effectively in China and Canada. In some cases, the market for these skilled employees is highly competitive. The Company may not be able to retain or recruit such personnel on terms acceptable to it, which could adversely affect the Company’s business prospects and financial condition.

The Company’s success depends, in part, on its ability to keep pace with changing market needs.

The success of the Company’s business depends primarily on the number of students enrolled in its courses and the amount of course fees that the Company’s students are willing to pay. The Company’s ability to continue increasing its student enrollment levels without a significant decrease in course fees is critical to the continued success and growth of its business. This in turn will depend on several factors, including the Company’s ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, manage the Company’s growth while maintaining the consistency of its teaching quality, effectively market the Company’s programs to a broader base of prospective students, develop and license additional high-quality educational content and respond to competitive pressures. If the Company is unable to continue to attract students to enroll in its courses without a significant decrease in course fees, its financial condition, results of operations and cash flows could be materially adversely affected.

The Company may not renew their agreement with the AHL-EI, which could adversely affect the Company’s results of operations and financial condition for its China hotel program division.

CIBT is the sole distributor in China of a license to the educational programs created by AHL-EI which it acquired from a third party in 2008 by way of assignment, and has sublicensed to certain entities in China and other countries. These entities include corporate organizations, academic institutions and hotel and education consulting companies. The licenses range in term from two years or until terminated by the parties in accordance with the terms of the licenses. The Company’s license with AHL-EI expires in December 2012. There can be no assurance that we will renew this license. If the Company is unable or unwilling to renew this license, it is likely that enrollment levels at certain of its centers and other locations would decline, which would result in a decrease in revenues.

The personal information that the Company collects may be vulnerable to breach, theft or loss, which could subject the Company to liability or adversely affect its reputation and operations.

Possession and use of personal information in the Company’s operations subjects it to risks and costs that could harm the Company’s business and reputation. The Company collects, uses and retains large amounts of personal information regarding its students and their families, including personal and family financial data. The Company also collects and maintains personal information of its employees in the ordinary course of business. Although the Company uses security and business controls to limit access and use of personal information, a third party may be able to circumvent those security and business controls, which could result in a breach of student or employee privacy. In addition, errors in the storage, use or transmission of personal information could result in a breach of student or employee privacy. Possession and use of personal information in the Company’s operations also subjects it to legislative and regulatory burdens that could require the Company to implement certain policies and procedures, regarding the identity theft related to student credit accounts, and could require the Company to make certain notifications of data breaches and restrict its use of personal information. A violation of any laws or regulations relating to the collection or use of personal information could result in the imposition of fines against the Company. As a result, the Company may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches. While the Company believes it takes appropriate precautions and safety measures, there can be no assurances that a breach, loss or theft of any such personal information will not occur. Any breach, theft or loss of such personal information could have a material adverse effect on the Company’s financial condition, reputation and growth prospects and result in liability under privacy statutes and legal actions against the Company.

DIVIDENDS

The Company has never declared or paid any cash or stock dividends on their common shares since their inception. Since the Company currently has a policy of investing earnings in the expansion of its business, the Company does not anticipate paying cash or stock dividends on their common shares for the foreseeable future. Future dividends on their common shares will be determined by the Board in light of circumstances existing at the time, including their earnings and financial condition. There is no assurance that dividends will ever be paid.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

All of the issued common shares of the Company are fully paid and non-assessable. Each common share entitles the holder thereof to one vote per share at all meetings of shareholders. All of the common shares issued rank equally as to dividends, voting rights and distribution of assets on winding up or liquidation. Shareholders have no pre-emptive rights, nor any right to convert their common shares into other securities. There are no existing indentures or agreements affecting the rights of shareholders other than the notice of articles and articles of the Company.

MARKET FOR SECURITIES

Market

The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange and on the NYSE MKT LLC under the symbol “MBA”.

Trading Price and Volume

The following table sets forth the particulars of the trading of the common shares of the Company on the Toronto Stock Exchange during the most recently completed financial year:

Month	High	Low	Close	Volume
	(CDN$)	(CDN$)	(CDN$)
September 2011	$0.265	$0.200	$0.240	223,050

Month	High	Low	Close	Volume
	(CDN$)	(CDN$)	(CDN$)
October 2011	$0.250	$0.220	$0.229	110,200
November 2011	$0.300	$0.190	$0.261	271,333
December 2011	$0.285	$0.190	$0.243	617,475
January 2012	$0.350	$0.195	$0.279	280,170
February 2012	$0.290	$0.175	$0.241	759,530
March 2012	$0.270	$0.170	$0.212	641,251
April 2012	$0.235	$0.180	$0.212	375,183
May 2012	$0.280	$0.175	$0.250	289,978
June 2012	$0.280	$0.210	$0.245	306,550
July 2012	$0.240	$0.180	$0.227	279,000
August 2012	$0.25	$0.180	$0.212	343,001

ESCROWED SECURITIES

None of the Company’s securities are held under an escrow or similar arrangement.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The name, province or state and country of residence, position with and principal business or occupation in which each director and executive officer of the Company has been engaged during the immediately preceding five years, is as follows:

Name, Position, Province or State and Country of Residence	Principal Occupation or Employment for the Past Five Years	Director Since
TOBY CHU[3,4] B.C., Canada Chief Executive Officer, President, Vice-chairman and Director	Vice Chairman, President and Chief Executive officer of the Company and its subsidiaries.	May 11, 1994
TONY DAVID[2] B.C., Canada Director	Oral maxillofacial surgeon.	July 28, 1998
DAVID HSU[1,2,4] California, U.S.A. Director and Chairman	Businessman and retired licensed physician.	February 27, 2006
DENNIS HUANG B.C., Canada Secretary and Chief Financial Officer	Chief Financial Officer and Secretary of the Company since June 2010; Executive Vice President of Finance of the Company since December 2006; director, a compliance officer and investment representative of StockTrade Securities Inc. (now First Trade Canada Capital Partners Inc.) from 2005 to 2006.	Not Applicable
DEREK FENG[1,2,4] B.C., Canada Director	Director of the Company since 2011; Executive Vice President, Strategy, Planning and Operations at Knowledge Universe from 2006 to 2011.	July 19, 2011
TROY RICE[1,3] Arizona, U.S.A. Director	Chief Financial Officer of Strategic Solar Energy, LLC since 2010; Chief Investment Officer of HFC Advisors from 2009 to 2011; Chief Financial Officer	October 28, 2005

Name, Position, Province or State and Country of Residence	Principal Occupation or Employment for the Past Five Years	Director Since
of ON4 Communications Inc. from 2008 to 2009; Chief Operating Officer of CIBT School of Business & Technology Corp. from 2005 to 2007; Senior Vice-President of Universal Technical Institute Inc. from 2002 to 2006.
SHANE WEIR[1,3] Hong Kong, PRC Director	Senior solicitor of Weir & Associates in Hong Kong and Shanghai; registered investment advisor and director of Asia Pacific Investment Advisors Ltd. in Hong Kong.	December 12, 2008

1.	Member of Audit Committee.
2.	Member of the Company’s compensation committee.
3.	Member of the Company’s corporate governance committee.
4.	Member of the Company’s executive committee.

Term of Office

The term of office for each of the Company’s directors expires immediately before each annual meeting of shareholders.

Share Ownership

As of October 31, 2012, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 9,925,584 common shares, which together represent approximately 13.8% of the Company’s issued and outstanding common shares. The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the directors or executive officers of the Company, is at the date of the AIF, or was within the past ten years before the date of the AIF, a director, chief executive officer or chief financial officer of other company, that:

(a)	was subject to an order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer and chief financial officer.

In this section, “order” means:

(a)	a cease trade order;

(b)	an order similar to a cease trade order; or

(c)	an order that denied the relevant company access to any exemption under securities legislation.

None of the directors or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company are, or have been within the past ten years, directors, officers or promoters of other companies which were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with any creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

None of the directors or executive officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Company and its properties or holdings are not subject to any legal or other actions, current or pending, which may materially affect the Company’s operating results, financial position or property ownership.

Regulatory Actions

The Company has not:

(a)	had any penalties or sanctions imposed against it by a court relating to securities legislation or by a securities regulatory authority during the most recently completed financial year;

(b)	had any other penalties or sanctions imposed against it by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; or

(c)	entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

For the purposes of this Annual Information Form, “informed person” means:

(a)	a director or executive officer of the Company;

(b)	a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the outstanding voting securities of the Company; and

(c)	any associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b) above.

No informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has or has had any material interest, direct or indirect, in any transaction undertaken by the Company during its three most recently completed fiscal years or during the current fiscal year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent of the Company is Computershare Investor Services Inc. The Company’s register of transfer of common shares is located in Vancouver, BC.

MATERIAL CONTRACTS

The Company has entered into the following contracts, other than contracts entered into in the ordinary course of business, that are material to the Company and that were entered into within the most recently completed financial year, or prior thereto but are still in effect:

1.

On December 10, 2007, the Company entered into a registration rights agreement with Shane Corporation S.à.r.l., a private limited liability company incorporated in Luxembourg, in order to set out their rights in connection with registration, public offerings and sales of common shares. Entering into the registration rights agreement was a condition to, and in connection with, Shane Corporation S.à.r.l. entering into a plan of reorganization between the parties.

2.

On March 15, 2010 the Company completed the acquisition of certain assets and assumption of certain liabilities of KGIC pursuant to an asset purchase agreement among the Company’s newly incorporated subsidiaries, KGIC Business College (2010) Corp. and KGIC Language College (2010) Corp., and Limpark Investments Ltd., KGIB College Corp., KGIC College Inc., 664054 B.C. Ltd., Limkwon Investments Ltd., KGIBC Toronto Inc., Paek Investment Corporation and Sung S. Lim. KGIC operates English language training schools internationally and in the provinces of British Columbia, Ontario and Nova Scotia.

INTERESTS OF EXPERTS

The Company’s independent registered chartered auditor is Deloitte & Touche LLP, 1055 Dunsmuir Street, Suite 2800, Vancouver, BC, V7X 1P4. Deloitte & Touche LLP has reported on the Company’s consolidated financial statements for the year ended August 31, 2012, which have been filed with the relevant securities regulatory authorities. Deloitte & Touche LLP is independent from the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Audit Committee

Pursuant to the provisions of NI 52-110, reporting issuers in those jurisdictions which have adopted NI 52-110 are required to provide disclosure with respect to its audit committee including the text of the audit committee’s charter, composition of the committee, and the fees paid to the external auditor. The Company’s audit committee charter is attached as Appendix A.

Composition of Audit Committee

The Audit Committee is comprised of David Hsu, Derek Feng, Troy Rice and Shane Weir. All members of the Audit Committee are independent directors of the Company within the meaning of NI 52-110. The chairman of the Audit Committee is Troy Rice. All members of the Audit Committee are financially literate. The Company considers “financial literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, statement of income (loss) and cash flow. The members of the Audit Committee are appointed by the Board at its first meeting following the annual shareholders’ meeting to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

David Hsu obtained his Medical Doctorate from the Medical School of the University of Hamburg, Germany in 1967 and MBA from Pepperdine University of Malibu, California in 1987. Dr. Hsu has served as a director and officer of several private and public companies and was also one of the founders of Multi-Fineline Electronix, Inc. (NASDAQ: MFLEX), a company that manufactures and assembles flexible circuits.

Derek Feng is currently Chairman/Interim CEO of ChinaCast Education Corporation and serves as an advisor to several companies. From 2006 to 2011, he was Executive Vice President, Strategy, Planning and Operations at Knowledge Universe, an education holding company with more than 40,000 employees in North America, Europe and Asia. Prior to joining Knowledge Universe, Mr. Feng held several executive positions at the General Electric Company including leading global business development at GE Industrial, a $33 billion revenue division of GE. Mr. Feng graduated from Tsinghua University in China in 1989 with a Bachelor’s degree in Industrial Automation and earned a Master of Business Administration degree from University of California, Los Angeles in 1992.

Troy Rice served as the senior vice president of Business Development at Universal Technical Institute, Inc. (NYSE: UTI), an automotive repair education company, from 2002 to 2005. From 2001 to 2002 Mr. Rice was the vice president of Petsmart, Inc. (NASDAQ: PETM), a supplier of pet supplies and products, and from 1995 to 2001, he was the senior vice president of Comfort Systems U.S.A. (NYSE: FIX), and been the chief financial officer of five companies. Mr. Rice received his Bachelor’s degree in accounting from the University of Iowa in 1985 and his MBA from Arizona State University in 1992. Mr. Rice is also a Certified Public Accountant in the State of Arizona.

Shane Weir is a qualified solicitor and consultant with Weir & Associates, Solicitors & Notaries in Hong Kong. He received his LL.B from the University of Saskatchewan in 1977 and practices in areas of Business Law, Banking Law, Commercial Law, Finance, Immigration, Intellectual Property, Securities, Taxation, Telecoms, Trademarks, Entertainment Law, and Trusts and Estates. Mr. Weir is an independent non-executive director and a member of the audit committee of e-Kong Group Limited, a listed company in Hong Kong. He has more than 40 years relevant experience and/or experience that assist in understanding and evaluating a company’s financial statements and other financial information, and to make knowledgeable and thorough inquiries and discussions regarding same.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Reliance of the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exception Circumstances) of NI 52-110.

Reliance on Section 3.8

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is required to approve the engagement of the Company’s external auditors in respect of non-audit services.

The aggregate fees billed by the Company’s external auditors in each of the last two financial years for audit fees are as follows:

	Financial Year	Audit Fees	Audit Related	Tax Fees(2)	All Other
	Ending		Fees(1)		Fees(3)
Deloitte &	2012	$380,000	$149,000	$60,050	Nil
Touche LLP	2011	$300,500	$199,200	$58,362	$18,000

1	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.
2	Fees charged for tax compliance, tax advice and tax planning services.
3	Fees for services other than disclosed in any other column.

General

Additional information relating to the Company may be found on the SEDAR website at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans is contained in the Company’s information circular for its annual meeting scheduled to be held on December 14, 2012 is available on SEDAR.

Additional financial information is provided in the Company’s audited consolidated financial statements and management discussion and analysis for the financial year ended August 31, 2012.

APPENDIX A

Audit Committee Charter

Purpose

The primary purpose of the Audit Committee (the “Committee”) is to assist the Board of Directors (the “Board”) in fulfilling its responsibility to oversee management's conduct of the Company's financial reporting process. This includes oversight and review of the following:

  financial reporting and the accounting system,

  the Company's systems of internal accounting and financial controls, and the annual independent audit of the Company's financial statements.

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company and the power to retain outside counsel, auditors or other experts for this purpose. The Board and the Committee are in place to represent the Company's shareholders; accordingly, the outside auditor is ultimately accountable to the Board and the Committee.

The Committee shall review the adequacy of this Charter on an annual basis and regularly report to the Board about Committee activities, issues and related recommendations.

Membership

The Committee shall be comprised of not less than three members of the Board all of whom shall be “independent” pursuant to applicable laws, rules and regulations of applicable Canadian and U.S. securities regulators. All members must also be financially literate or become financially literate within a reasonable period of time appointment to the Committee. In addition, at least one member of the Committee will have accounting or related financial management expertise.

The Committee may seek guidance from the Company’s legal counsel to determine the independence of a particular director on an as needed basis.

Each Committee member will be appointed by the Board of Directors for a one year term and may serve any number of consecutive terms.

At the beginning of each fiscal year, the Committee members shall select a Chairperson.

Meetings

The Committee is required to meet at least once per fiscal quarter to review interim and annual financial statements before filings are made with the appropriate regulatory body.

The Committee Chairperson shall, in consultation with management and the auditors, establish the agenda for each meeting and ensure agenda materials are circulated to members in advance of each meeting such that sufficient time is provided for members to review the materials.

The audit committee shall keep regular minutes of its meetings and record all material matters and shall cause such minutes to be recorded in the books kept for that purpose and shall distribute such minutes to the board of directors.

A majority of the members of the audit committee shall constitute a quorum thereof. Questions arising shall be determined by a majority of votes of the members of the audit committee present, and in the case of an equality of votes, the chairperson shall not have a second or casting vote.

Authority

The audit committee shall have the power, authority and discretion delegated to it by the board of directors which shall not include the power to change the membership of or fill vacancies in the audit committee.

The audit committee shall conform to the regulations which may from time to time be imposed upon it by the board of directors. The board of directors shall have the power at any time to revoke or override the authority given to or acts done by the audit committee except as to acts done before such revocation or act of overriding and to terminate the appointment or change the membership of the audit committee or fill vacancies in it as it shall see fit.

Resolutions

A resolution approved in writing by all of the members of the audit committee shall be valid and effective as if it had been passed at a duly called meeting. Such resolution shall be filed with the minutes of the proceedings of the audit committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

General Responsibilities

The Committee's job is one of oversight and members of the Committee recognize that the Company's management is responsible for preparing the Company's financial statements and that the outside auditors are responsible for auditing those financial statements. In carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the outside auditor's work.

The following functions shall be the common recurring activities of the Committee in carrying out its oversight function. These functions are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

  Review the annual financial statements and related matters and recommend their approval to the board of directors, after discussing matters such as the selection of accounting policies, major accounting judgements, accruals and estimates with the auditors and management prior to the Company’s filing of its annual report.

  Review the Company’s annual filings as necessary.

  Review the interim financial statements, as a group or through the Committee chair, with the outside auditors and discuss matters such as the selection of accounting policies, major accounting judgements, accruals and estimates with the auditors and management prior to the Company's filing of its interim report.

  Oversee all aspects of the external audit, including the following:

  audit results, selection of an independent public accounting firm,

  terms of engagement of each audit, including review of the interim financial statements and the audit of the annual financial statements,

  the reasonableness of estimated audit fees,

  the scope of the audit, including materiality, locations to be visited, audit reports to be prepared, areas of audit risk, timetable, deadlines and coordination with any internal audits taking place,

  the post-audit management letter together with management’s response,

  the form of the audit report,

  any other related audit engagements (e.g. audit of the company pension plan),

  non-audit services performed by an auditor,

  pre-approve all audit and non-audit services,

  provision by the auditors of a formal written statement outlining all relationships between the auditor and the Company on an annual basis,

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  assessing the auditor’s performance, as well as the impact non-audit services performed by the auditors’ accounting firm on the auditors’ independence, recommending the auditor for appointment by the board of directors, and meeting with the auditors to discuss pertinent matters, including the quality of accounting personnel.

  Discuss with management and the outside auditors the quality and adequacy of the Company's accounting systems, the reliability of the accounting systems, the effectiveness of the internal controls and any changes needed to improve such reliability and effectiveness.

  Review any internal control weaknesses identified by the auditors, together with management’s responses.

  Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements (except for disclosure required to be reviewed by the audit committee), and periodically assess the adequacy of those procedures.

  Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

  Review and oversee any and all transactions between the Company and a related party of the Company.

  Oversee the hiring process to fill key financial positions within the Company, including chief financial officer and the controller.

  Oversee succession planning and human resource development within the Company’s accounting and finance groups.

  Report to the board of directors following each meeting on the major discussions and decisions made by the audit committee and propose recommendations to the board.

The Committee shall:

  Have the power to conduct or authorize investigations into matters within the Committee’s scope of responsibilities.

  Have unrestricted access to members of management and all information relevant to its responsibilities.

  Be empowered to retain independent counsel, external accountants, or others to assist it in the conduct of its duties, as the Committee deems necessary.

  The Company must provide appropriate funding, as determined by the Committee, to compensate the external accountants engaged for the purpose of rendering an audit report or performing other audit, review or attest services, to compensate any advisers employed by the Committee, and to pay ordinary administrative expenses that are necessary or appropriate in carrying out the Committee’s duties.

  Request members of management, counsel, internal audit, and external accountants, to participate in Committee meetings, as necessary, to carry out the Committee responsibilities.

  Periodically and at least annually, the Committee shall meet in private session with only the Committee members. The Committee shall also meet in executive session separately with the external accountants, at least annually. However, either the external accountants or counsel, may, at any time, request a meeting with the Audit Committee or the Committee chairperson, with or without

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management attendance.

Other Functions — The Committee shall perform such other functions required by law, rules of applicable securities regulators, the Company’s certificate of incorporation or bylaws, or the Board of Directors.

External Reports — The Committee shall provide for inclusion in the Company’s filings with applicable securities regulators, any report from the Audit Committee required by applicable laws and regulations.

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